Songzai International Holding Group Inc.
17890 Castleton Street, Suite 112
City of Industry, California
Tel: (626) 581-8878

December 31, 2008

FILED AS EDGAR CORRESPONDENCE
& VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Sean Donahue

Re:
Songzai International Holding Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed April 10, 2008
File No. 333-66994

Form 10-Q for the Quarter Ended March 31, 2008
Filed May 13, 2008
File No. 333-66994

Dear Mr. Donahue:

On behalf of Songzai International Holding Group Inc. (the “Company”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated November 28, 2008.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (“10-K/A No. 2”) and Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (“10-Q/A”), containing revisions that have been made in response to the Staff’s comments.

Form 10- K for the Fiscal Year Ended December 31, 2007

Risks related to our acquisition of the Xing An Companies, page 20

1.
We understand that you are required to make full payment on the $30 million of promissory notes issued to the Xing An shareholders within three months from the date of closing the acquisition unless an extension is received, which may provide an additional nine months to pay, subject to go government approval. Although the three month period has now elapsed, and you continue to report an outstanding balance, we do not see any disclosure in your subsequent interim reports on Form 10-Q indicating whether the extension has been granted. Please expand your disclosure in Note 17 of your annual financial statements to identify this contingency, and modify your disclosures about the transaction in the subsequent interim reports to indicate whether you have obtained this extension and to discuss the likelihood that you will be able to pay the promissory notes within the time periods specified to prevent annulment of the acquisition.

Tell us how you were able to dismiss the chance of annulment in concluding the acquisition had been completed, under the provisions of paragraph 48 of SFAS141; and describe all restrictions and limitations pertaining to corporate actions that may be undertaken during the period in which the promissory notes remain outstanding. Please be sure to indicate whether the recipients of the shares issued as consideration in the reverse merger are able to exercise their voting rights to implement changes in board representation, management, or to undertake corporate actions, such as raising funds by issuing equity or debt, or pursuing other business acquisitions during this period.

Submit the analysis that you performed under paragraph 17 of SFAS 141, addressing all criteria, in identifying the Hongyuan and Shengyu companies as the accounting acquirer.

Response: As we have disclosed in Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (“10-K/A”), applicable PRC law and regulations require that we make full payment on the $30 million of promissory notes to the Xing An Shareholders within three months from the closing date of the acquisition (with an additional nine-month extension subject to governmental approval). We have been advised by our PRC counsel that the Heilongjiang Office of the State Administration for Industry and Commerce (“SAIC”), which is charged with verification of the payment in question, makes such inquiry only at the time of its annual examination of Hong Yuan and Sheng Yu’s business licenses, sometime between April and May, and never before such time. In other words, so long as payment in full is made before the SAIC’s examination, the acquisition will not be annulled. We have added this disclosure on page 20 of the 10-K/A No. 2.

As also reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (“10-K”) and in our current report on 8-K filed with Commission on January 7, 2008, the terms of the acquisition require 60% of the principal amount of the promissory notes to be paid six months after the closing of the acquisition, and the remaining balance to be paid on the first anniversary of the closing, provided that the entire balance will be due immediately if the Company receives financing in excess of $30 million.  We completed the acquisition on April 4, 2008, repaid $18 million of the promissory notes to the Xing An Shareholders on October 15, 2008 (as disclosed in our quarterly report on Form 10-Q for the quarter ended September 30, 2008), and will timely repay the remaining $12 million from cash generated from our operations, before the annual SAIC examination sometime in April and May 2009.

In addition, under the provisions of paragraph 48 of SFAS 141, at the closing date of the acquisition, the ownership titles to the Xing An Shareholders’ equity interests of Hong Yuan and Sheng Yu that were subject to the acquisition were transferred, as were assets received, liabilities assumed or incurred, and 8,000,000 shares of the Company’s common stock (the “Shares”) issued. The Xing An Shareholders are able to exercise the voting rights accorded to the Shares to implement changes in the composition of the Company’s board of directors and management, and to undertake corporate actions, such as raising capital or pursuing other business acquisitions, during the period in which the promissory notes remain outstanding.  Thus, we do not believe a disclosure regarding the status of the extension is necessary as annulment of the acquisition is unlikely.

Our analysis under paragraph 17 of SFAS 141, in identifying Hongyuan and Shengyu as the accounting acquirer, is as follows:

(a)           The relative voting rights in the combined entity after the combination—all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Analysis: At the closing of the acquisition transaction pursuant to the terms of the stock purchase agreement, the original owners of Hong Yuan and Sheng Yu (the “Xing An Shareholders”) collectively owned 53.57% of the combined entity.

(b)           The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest—all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

Analysis: This factor is not applicable, as the Xing An Shareholders collectively hold a majority voting interest in the combined entity.

(c)           The composition of the governing body of the combined entity—all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

Analysis: As holders collectively of 53.57% of the voting securities of the combined entity, the Xing An Shareholders have the ability to elect or appoint a voting majority of the governing body of the combined entity.

(d)           The composition of the senior management of the combined entity—all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

Analysis: One of the Xing An Shareholders, Mr. Guoqing Yue, was appointed to the board of the combined entity to serve as its chairman on August 15, 2008, as disclosed in our current report on Form 8-K filed with the Commission on August 19, 2008.

(e)           The terms of the exchange of equity securities—all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

Analysis: N/A

Results of Operation, page 30

2.
MD&A requires not only a “discussion” but also an “analysis” of known material trends, events, demands, commitments and uncertainties. In this regard, MD&A should consist of more than a recitation of the financial statements in narrative form. Rather, you should provide an analysis of the changes in your financial condition and results of operations. For example, please explain why your net sales went from $3.9 million in 2006 to $12.3 million in 2007. In revising your discussion in this section, please refer to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. See SEC Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm and Release No. 33-6835, http://www.sec.gov/rules/interp/33-6835.htm.

Response: We have revised the MD&A accordingly, as reflected on pages 29 and30 of 10-K/A No. 2.

Liquidity and Capital Resources, page 32

3.
Please expand your disclosure to discuss the expected cash inflows and outflows that will result from the reverse acquisition, and to address any uncertainties about your ability to satisfy the $30 million payable that becomes due within the subsequent three month period following the completion of the acquisition. Please refer to Item 303(a)(1) and (a)(2) of Regulation S-K if you require further guidance or clarification.

Response: We have revised our disclosure accordingly, as reflected on pages 30 and 31of 10-K/A No. 2.

Controls and Procedures, page 34

4.	We note that you discuss several material weaknesses. For each material weakness, please disclose when it was identified, by whom it was identified, and when it first began.

Response: We identified three weaknesses in the 10-K, namely, (i) inadequate staffing and supervision within the accounting operations of our company; (ii) lack of expertise in U.S. accounting principles among the personnel in our Chinese headquarters; and (iii) lack of internal audit system.

All three weaknesses were identified while our senior management was performing assessment of our internal control in connection with the preparation of the 2007 10-K. Based on such assessment, we believe that these weaknesses have existed since the time we became a PRC mining company by acquiring Tong Gong in September 2004.

We have revised our disclosure accordingly as reflected on page 34 of 10-K/A No. 2.

Financial Statements

Consolidated Balance Sheet, page F-4

5.	The Guidance in Rule 8-02 of Regulation S-X requires a smaller reporting company to file an audited balance sheet as of the end of each of the most recent two fiscal years. Please revise accordingly.

Response: We have revised accordingly, as reflected on page F-4 of 10-K/A No. 2.

Note 2- Summary of Significant Accounting Policies, page F-13

6.
We see that there are multiple inconsistencies between the share and per share amounts included in your reconciliation table of basic and diluted earnings per share at page F-13, also in your Statements of Operations and Other Comprehensive Income, your Statements of Stockholders’ Equity and your Balance Sheet. Please amend your filing to correct these inconsistencies.

Response: We have revised the reconciliation table of basic and diluted earnings per share, the Statements of Operations and Other Comprehensive Income and Statements of Stockholders’ Equity accordingly, as reflected on pages F-5, F-7 and F-13 of 10-K/A No. 2.

Note 6- Prepaid Mining Right, page F-18

7.	Please expand your disclosure as necessary to address the following points related to your prepaid mining rights:

(a)
Your designation of the mining rights as a prepaid asset implies that advance payments have been made to obtain these rights. Please disclose the dates these advance payments were made, explain how the amounts were determined, and indicate how far in advance you have paid for the mining rights.

Response: We have revised our disclosure accordingly, as reflected on page F-18 of 10-K/A No. 2.

(b)
You indicate that you amortize the prepaid mining right in a straight line basis over a 10 year life of reserves. Please tell us why you have applied a straight line method as opposed to the units of production method in calculating amortization of your prepaid mining right, if that is the case.

Response: The amortization of prepaid mining rights over a ten year period was based on the assumption that we will extract coal evenly over the ten year life of the reserves. During the course of the audit for 2007, we recomputed the amortization of prepaid mining rights for 2007 using the units of production method and compared that to the amortization amount recorded in the books. The difference was $71,000 (understatement of expense), which was not considered material. Upon the reverse acquisition with Xing An during the quarter ended June 30, 2008, we used the units of production method and accounted to amortize prepaid mining rights to conform to Xing An’s accounting policy because Xing An is the accounting acquirer, the financial statements presented in the current and future filings are and will be of Xing An, reflecting consistent amortization of prepaid mining rights for all periods.

(c)
At Note 6 and Note 15, you indicate that you are “…required to pay the full amount of total reserves within five years.” Please disclose what the “full amount” represents, explain how it has been calculated, and indicate the extent to which you have recorded a liability for this payment obligation. Additionally, please quantify the amount that you are required to pay at each of the balance sheet dates presented and include a commitment schedule detailing the amounts due on the next five year period.

Response: The Company is generally required to pay the full amount of mining right within five years unless specific good cause exists for extension. Full amount of mining right represents total reserves the Company may extract multiply by the price per tonne.  The price per tonne for the mining right is determined by the local mining bureau. We have included the foregoing to our disclosure, as reflected on pages F-18 and F-22 of 10-K/A No. 2. However, since there is no fixed payment date or fixed price per tonne, the future payment obligation and the amount that we are required to pay at each of the balance sheet dates presented cannot be determined. Accordingly, we are unable to provide a commitment schedule detailing the amounts due on the next five year period as such amounts cannot be calculated.

(d)	Please disclose how you have calculated the current and long- term portions of the prepaid mining assets on your balance sheet.

Response: We have revised our disclosure accordingly, as reflected on page F-18 of 10-K/A No. 2.

Note 17- Subsequent Events, page F-23

8.
You disclose that you will account for the acquisition of the Hongyuan and Shengyu entities as a reverse acquisition on the premise that the Hongyuan and Shengyu shareholders will own 53% of the combined company upon completion of the transaction. This disclosure along with your presentation of combined financial statements at Exhibit 99.4, indicates that you have determined that Hongyuan and Shengyu are entities under common control. Please tell us how you made this determination; and provide details sufficient to understand how your conclusions are consistent with EITF 02-5.

Response: Under EITF 02-5, common control is deemed to exist between (or among) separate entities only in the following situations:

a.	An individual or enterprise holds more than 50 percent of the voting ownership interest of each entity;

b.
Immediate family members (including a married couple and their children but excluding such couple’s grandchildren) hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert), or

c.
A group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists.

The relationships amongst the Xing An Shareholders as well as the ownership structure of Hong Yuan and Sheng Yu immediately prior to our acquisition, as summarized in the following table, support our determination that these two companies are under common control consistent with EITF 02-5:

Name of Xing An Shareholder	Relationship to Other Xing An Shareholders	% of Ownership in Hong Yuang	% of Ownership in Sheng Yu
Mingshu Gong	Wife of Guoqing Yue and mother of Yunjia Yue and Yunpeng Yue	14%	14%
Guoqing Yue	Husband of Mingshu Gong and father of Yunjia Yue and Yunpeng Yue	6%	6%
Yunjia Yue	Son of Mingshu Gong and Guoqing Yue, brother of Yunpeng Yue	10%	10%
Yunpeng Yue	Son of Mingshu Gong and Guoqing Yue, brother of Yunjia Yue	10%	10%
Xing An Mining Development Group	35% owned by Mingshu Gong, 15% owned by Guoqing Yue, 25% owned by Yunjia Yue and 25% owned by Yunpeng Yue	60%	60%
	Total:	100%	100%

9.
We note that you completed a 10-to-1 reverse stock split as of January 7, 2008, and have disclosed that you retroactively restated per share data. However, we see that you identify various share amounts as either “presplit” or “post-split” throughout the financial statements. Please revise your disclosures to recast all “pre-split” amounts on a “post- split” basis in accordance with SAB Topic 4C. If you believe that any pre-split amounts have ongoing relevance, we suggest that you include these in parenthetical notation adjacent to the post- split figures.

Response: We have revised our disclosures accordingly to recast all “pre-split” amounts on a “post-split” basis in accordance with SAB Topic 4C.

Exhibit 99.4 Combined Financial Statements of Heilongjiang Xinhgan Group Hongyuan Coal Mine Co., Ltd and Heilongjiang Xingan Group Shengyu Mining Co., Ltd for the years ended December 31, 2007 and 2006

General

10.
The guidance in Rule 8-02 of Regulation S-X requires a smaller reporting company to file an audited balance sheet as of the end of each of the most recent two fiscal years. If you have appropriately identified this entity as the acquirer of Songzai International Holding Group Inc., we should anticipate conformity in this area.

Response: We have revised the Combined Financial Statements of Heilongjiang Xinhgan Group Hongyuan Coal Mine Co., Ltd. and Heilongjiang Xingan Group Shengyu Mining Co., Ltd. for the years ended December 31, 2007 and 2006 to include audited balance sheets as of the end of each of the most recent two fiscal years, as reflected on Exhibit 99.4 of 10-K/A No. 2.

11.
Although we understand that you have not yet reported an annual period for which you are required to filed a Statement of Stockholders’ Equity, which would reflect the reverse merger, to better assess your accounting in this area we ask that you submit a roll-forward of the equity accounts, including all share activity, for the past two fiscal years, through September 30, 2008, as supplemental information.

Response: A roll-forward of the equity accounts, including all share activity, for the past two fiscal years, through September 30, 2008 is attached to this letter as Attachment A.

Note 2- Summary of Significant Accounting Policies, page 9

12.
Your policy note on cost of goods sold does not identify amortization of prepaid mining rights as an expense included in cost of goods sold, which is inconsistent with your disclosure at Note 6. Please resolve this inconsistency.

Response: We have revised our disclosure accordingly, as reflected on page 9 of Exhibit 99.4 of 10-K/A No. 2.

Note 6- Prepaid Mining Right, page 14

13.
The comment pertaining to disclosure of prepaid mining rights in the annual financial statements of Songzai International Holding Group, Inc. above, is also applicable to the disclosures under this heading. Please revise as necessary to address the concerns outlined in that comment, as they relate to the financial statements of Hongyuan and Shengyu.

Response: We have revised our disclosures accordingly, as reflected on pages 14 and 15 of Exhibit 99.4 of 10-K/A No. 2.

14.
We note that you disclose total coal reserves that you may extract under the mining rights for the Hong Yuan and Sheng Yu mines to be 19.8 million tons. This appears to exceed the sum of the coal reserves disclosed at page 38 (5.34 million) and 39 (3.54 million) in the Form 10-K/A. Please clarify whether the tonnage amounts disclosed at pages 38 and 39 are “proven and probable” reserves (as defined by Industry Guide 7) and further explain how the estimate of 19.8 million has been factored into your calculation of the prepaid mining right. Additionally, please tell us the extent to which the asset retirement obligation discussed at Note 7 reflects an expectation of mining 19.8 million tons.

Response: The 19.8 million tons of total coal reserves that we may extract under the mining rights for the Hong Yuan and Sheng Yu mines is based on standards set by the Heilongjiang Province Mining Reserve Appraisal Office and the PRC Ministry of Land and Resource, which standards we are required to use for determining our mining rights payments as our mining operations are in the PRC. However, the PRC standards will and do result in higher reserve figures than the “proven (measured) reserves” and “probable (indicated) reserves” standards under Industry Guide 7, which were for the tonnage amounts disclosed on pages 38 and 39.  We have revised our disclosures accordingly, as reflected on pages 38 and 39 of 10-K/A No. 2.

The asset retirement obligation of RMB 1 per tonne discussed in Note 7 reflects the entire 19.8 million tons, which amount has been approved by the Daxinganling District Environment Protection Bureau.

Exhibit 99.5- Pro Forma Financial Statements

Pro Forma Combined Balance Sheet, page F-2

15.
Please add a brief introductory note to your pro forma information, outlining key aspects of the arrangement and presentation, including relevant dates, assumptions about contingencies, and the manner of identifying the accounting acquirer.

Response: We have revised our disclosure accordingly, as reflected on page 5 of Exhibit 99.5 of 10-K/A No. 2.

16.
We note your disclosure under this heading and in the Form 10-Q covering the quarterly period ended June 30, 2008, indicating that you determined the fair value of purchase consideration for the acquisition of Songzai International Holding Group Inc. (“Songzai”) was equal to the total number of outstanding shares immediately before acquisition, multiplied by the average market value of the shares over the period including two days before and two days after the Stock Purchase Agreement date, less the $30 million cash consideration payable to the Xing An shareholders.

We understand that upon completion of the acquisition, the Xing An shareholders effectively relinquished 47% of their economic interest in the Hongyuan and Shengyu companies to the shareholders of Songzai in exchange for a 53% controlling interest in Songzai and rights under a $30 million promissory note, to be distributed from the consolidated company in periods subsequent to the merger. Based on the consideration exchanged, please explain how your calculation of the purchase consideration described above represents the fair value of the 47% interest in the accounting acquirer and how your calculation is supported by paragraphs 20 through 23 of SFAS 141.

Response: We valued the purchase consideration using the fair value of consideration received, which was computed as the market price of the publicly traded stock of the legal acquirer (Songzai). We believe that the fair value of the consideration received is more clearly evident of the fair value than the consideration given up by the Xing An Shareholders. Paragraph 22 of SFAS 141 states that “the fair value of the securities traded in the market is generally more clearly evident than the fair value of an acquired entity”.  Although the transaction is a reverse acquisition, the substance of paragraph 22 of AFAS 141 is that market price of a traded security in an exchange transaction is usually the best evidence of fair value. Accordingly, we used the fair value of the consideration received to value the transaction. We believe that the determination of fair value of a business enterprise in the PRC involves numerous factors and assumptions and accordingly is not likely to be a better indication of fair value than the considerations receive.

17.
Please add a tabulation of proven and probable mineral reserves, including estimates for both entities that comply with the definitions in Industry Guide 7, and showing the totals expected to result in completing the merger.

Response: We have revised our disclosure accordingly, as reflected on page 5 of Exhibit 99.5 of 10-K/A No. 2.

Exhibits and Financial Statement Schedules

18.
We have observed that some companies with operations in China are subject to restrictions on the distributions of funds outside the country and see that you have disclosure indicating you may be subject to similar restrictions. Please evaluate the extent to which your assets in China are restricted, as it relates to the possible need to present separate financial information of the parent- only entity, following the guidance in paragraph 24 of ARB 51, and FRC 213.02. Please advise us of your conclusions and rationale for inclusion or exclusion of parent only financial information.

Response: Under our corporate structure, all of our assets are in the PRC where our mining operations are located, and the only asset in the books of the Company (i.e. the parent company) is its equity interests in its China-based subsidiaries. We are advised by the Company’s PRC counsel that as a foreign owner, the Company is legally entitled to receive dividend payments and capital distribution from its PRC subsidiaries outside of the PRC. Therefore, parent only financial information will be very limited and we believe that a separate presentation is not necessary.

Engineering Comments

The Tong Gong Coal Mine, page 6

19.
We note that you use the term “in-place resources” to describe some if your coal quantity estimates. Although Industry Guide 7 generally precludes the use of terms other than proven or probable reserves for disclosure in SEC documents, we will not object if you disclose quantity estimates for a non-reserve coal deposit as mineralized material. A non-reserve coal deposit is a coal bearing body that has mineralized material. A non-reserve coal deposit is a coal bearing body that has been sufficiently sampled and analyzed in trenches, outcrops, drilling, and underground workings to assume continuity between sample points. However, properties with this material type will typically require further exploration-stage work and more extensive economic evaluations before you may designate a reserve. Until you are able to demonstrate that you have a commercially viable coal reserve based on a final comprehensive evaluation, such as a bankable feasibility study, with reasonable assumptions for unit cost per tonne, coal recoverability, and other material factors, please remove mineral resource disclosures from your filing.

Response: We note that while we used the term “in-place resources” to describe some of our coal quantity estimates in our annual report on Form 10-K filed with the SEC on April 10, 2008, we removed all use and reference to such term in the amended annual report on Form 10-K/A filed with the SEC on April 23, 2008, as described in the section titled “Explanatory Note” preceding the table of content of the amended annual report.

20.
We note your use of the term reserves when using quantity estimates as you describe your mining operations. Please be more specific as to the classification of your reserves, stating clearly whether your reserves are proven reserves or would be more appropriately characterized as probable reserves. In addition, please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserve only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated.

Response: We have revised our disclosures accordingly, as reflected on page 8 of 10-K/A No. 2.

21.
Please disclose the source of your proven and probable reserve definitions. In the event your estimates are based in part on USGS Circular 831, USGS Bulletin 1450-B, or another recognized standard, please disclose the spacing of your drill holes or observation points in making the distinction between proven and probable reserves. For example, if your proven coal reserves are based on USGS circular 831, your proven coal may generally be projected to extend as a 1/4 – mile (0.4km) wide belt from the outcrop or pints of observation or measurement. In addition, under this guidance, you probable coal reserves may generally be projected to extend as a ½- mile (0.8km) wide belt that lies more than ¼ mile (0.4km) from the outcrop or points of observation or measurement.

Response: We have revised our disclosures accordingly, as reflected on pages 7 and 8 of 10-K/A No. 2.

The Mining Operations at the Tong Gong Coal Mine, page 6

22.
Please note that common usage of the term “reserve base” may include the aggregate of sub- economic and/ or uneconomic coal along with economic coal. Please revise as necessary to eliminate all estimates of this type and to remove references to the term “reserve base”. If you are able to re-characterize your “reserve base” estimates as “proven reserves” or “probable reserves”, or replace these with estimates that do qualify as either “proven reserves” or probable reserves” please confirm that no sub-economic and/ or uneconomic coal is included within your reserve estimates.

Response: We have revised our disclosures accordingly, as reflected on page 8 of 10-K/A No. 2. We also confirm hereby that no sub-economic and/or uneconomic coal is included within our reserve estimates.

23.
Please insert a small-scale map showing the location and access to your property to comply with Item 102(3)(B) of Regulation S-K. Please note that SEC’s EDGAR program now accepts digital maps. Please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the Edgar Manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Please provide the map to our engineering staff for review.

Response: We have inserted a small-scale map on page 6 of 10-K/A No. 2 in compliance with Item 102(3)(b) of Regulation S-K.

24.
We understand that some of the proven and probable reserves disclosed for your mines may be based in part on a report prepared by John T. Boyd Company. With a minimal transfer of paper, please forward this report to our engineer as supplemental information: and include any additional information that establishes the legal, technical and economic feasibility of the mineralized materials that you have designated as reserves, pursuant to paragraph (c) of Industry Guide 7. Please ensure that you include the following details:

•	Acreage breakdown by owned, leased or other.

•	Maps showing property, mine permit and reserve boundaries, geology, recent and older production areas, seams mined, and any cultural restrictions to mining.

•	Drill- hole maps showing drill intercepts.

•	Justifications for the drill hole spacing used at various classification levels.

•	General cross-sections that indicate the relationship between coal and seams, geology and topography.

•	A detailed description of your procedures for estimating reserves.

•	The specific criteria used to estimate reserves.

•	An indication of how many years are left in your longest- term mining plan for each reserve block.

•	Site specific economic justification for the criteria you used to estimate reserves.

•	Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

•	Third party reviews of your reserves that were developed within the last three years.

•	Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, please provide this information on a CD, formatted as Adobe PDF files, and provide the name and phone number for a technical person our engineer may call if he has technical questions about your reserves.

If you would like the supplemental material returned to you at the end of this review, please follow the guidance in Rule 418(b) of Regulation C. Under these circumstances, it would be helpful to also include a pre-addressed shipping label to facilitate the return of the supplemental information.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202)551-3718.

Response: We have included with this response letter a copy of the report dated March 13, 2006 issued by John T. Boyd Company which addresses the issues raised in this comment. For technical questions, please contact James Kvitkovich, Vice President of John T. Boyd Company, at (724) 873-4433 or j-kvitko@jtboyd.com.

25.
Provide a table in your filing showing for each of the last three years annual production for each of your mines, and the weighted average prices received for your coal products during these same periods. For purposes of this disclosure, you may aggregate mines that supply a single wash plant, if applicable and desired.

Response: We have included a table containing the information required by this comment for Tong Gong and for Hong Yuan and Sheng Yu on pages 9 and 39, respectively, of 10-K/A No. 2.

26.	Please disclose in a table, the proven and probable reserves separately as defined in Industry Guide 7 for each of your mines. Please also address the following points.

•	Indicate tonnages that are “assigned” to an existing facility and those that have not been “assigned”.

•
Disclose whether the coal is steam or metallurgical, whether it is leased or owned, and indicate the average Btu per pound and sulfur content. Do not report Btu content as “dry,” but include natural moisture in the calculation.

•
If your coal is reported as tons in the ground, please disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

•	In either case, please include a footnote to the table clearly disclosing whether the reserves reported are “in the ground” or “recoverable”.

•	Provide totals to your tables where appropriate

•	Disclose your percentage of compliance and non- compliance coal, if applicable.

In providing the information specified in the first point above, please ensure that your disclosures are consistent with the following: Assigned reserves include coal which has been committed to operating mine shafts, mining equipment, and plant facilities, and all coal which has been leased by the company to the others. Unassigned reserves include all coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property.

The primary reason for this distinction is to inform investors which coal reserves will require substantial capital investments before production can begin.

Response: We have included a table containing the information required by this comment for Tong Gong and for Hong Yuan and Sheng Yu on pages 8 and 38, respectively, of 10-K/A No. 2.

Form 10-Q for the Quarter Ended March 31, 2008

Controls and Procedures, page 17

27.
Please revise your disclosure to indicate the specific steps you took to remediate the material weaknesses, the dates of such corrective actions, and any associated material costs. In this regard, explain how you reached the conclusion that the material weaknesses have been remedied and that your disclosure controls and procedures are now effective.

Response: Although we began to undertake the steps outlined in the 10-K to address the material weaknesses also identified in the 10-K, such efforts were not completed as of March 31, 2008. Accordingly, our internal control was still subject to these material weaknesses as of March 31, 2008, and we have revised our disclosures as reflected on page 17 of 10-Q/A. Additionally, we will revise our disclosures under Item 4 for the quarterly report on Form 10-Q for the periods ended June 30, 2008 and September 30, 2008, to elaborate on the progress of the remedial steps at the respective periods.

28.
In response to Item 308(c), please describe in detail the changes made to your internal controls over financial reporting that resulted in the elimination of the material weaknesses. Discuss the specific actions taken, when these actions were taken, and any associated material costs.

Response: Please see our response to Comment 27 above.

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We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact our counsel at Richardson & Patel LLP, Francis Chen, by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

Songzai International Holding Group, Inc.

By:	/S/Yvonne Zhang
Yvonne Zhang
Chief Financial Officer